MATERIAL CHANGE REPORT

  Reporting Issuer

  Microcell Telecommunications Inc.
  1250 Rene-Levesque Blvd. West
  Suite 400
  Montreal, Quebec
  H3B 4W8

  Date of Material Change

  December 10, 2002

  Press Release

  Microcell Telecommunications Inc. ("Microcell") issued a press release with respect to a material change on December 10, 2002. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

  As part of its ongoing restructuring process announced in August 2002, Microcell announced that it had laid-off 149 employees across Canada. Microcell also announced that it has renegotiated the terms of a major contract with a vendor in order, among other things, to avoid being in default under this contract.

  Full Description of Material Change

  As part of its ongoing restructuring process announced in August 2002, Microcell announced that it had laid-off 149 employees across Canada. This represents approximately 6% of Microcell's total current workforce. This measure is the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions.

  Furthermore, as announced in its third quarter 2002 financial results release, Microcell entered into a forbearance and amending agreement with its secured bank lenders in which they agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. One of the possible defaults to which the forbearance agreement applies relates to non-payment to a vendor under a material contract. Microcell announced on December 10, 2002 that it has renegotiated the terms of this contract in order, among other things, to avoid being in default under such contract.

  The statements made in this material change report concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. Microcell cautions that actual future performance will be affected by a number of factors, including technological change, the process announced on August 9, 2002, regulatory change, and competitive factors, many of which are beyond Microcell's control. Therefore, future events and results may vary substantially from what Microcell currently foresees. Additional information identifying risks and uncertainties is contained in the Microcell's Annual Information Form for 2001 and in other filings with securities commissions in Canada and the United States.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 18th day of December, 2002 at Montreal, Quebec

(Signed) Jocelyn Cote
Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material Change Report dated December 10, 2002

News Release

For immediate release

MICROCELL ANNOUNCES WORKFORCE REDUCTION
Company also renegotiates terms of a major contract with vendor

Montreal, December 10, 2002 - As part of its ongoing restructuring process announced in August 2002, Microcell Telecommunications Inc. (TSX: MTI.B) today announced that it will lay off 149 employees across Canada. This represents approximately 6% of the Company's total current workforce. This measure is the result of increased productivity from the consolidation of certain administrative and operating support services, and the suspension of certain projects due to difficult financial market conditions. Microcell also announced that it has renegotiated the terms of a major contract with a vendor in order, among other things, to avoid being in default under this contract.

"Our objective is to ensure that we have a realistic and viable business plan for the coming years," said Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "Although it is always a difficult decision to lay off employees, we believe that the reduction of our operating costs is a necessary step to enable us to remain an effective competitor on the market and to ensure our future growth."

Mr. Tremblay also stated that the measures announced today do not target Microcell's front line sales and customer service teams. "We maintain our full ability to continue acquiring subscribers and to provide our customers with high quality network and service," he said. Most of the layoffs announced today are effective immediately, with a small number to take place by the second quarter of 2003. In keeping with Company policy, laid-off employees will receive severance packages in line with best industry practices.

Furthermore, as announced in its third quarter 2002 financial results release, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. One of the possible defaults to which the forbearance agreement applies relates to non-payment to a vendor under a material contract. Microcell announced today that it has renegotiated the terms of this contract in order, among other things, to avoid being in default under such contract.

About Microcell

Microcell Telecommunications Inc. is a major provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to more than 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca